cryptologic.

extraordinary
e-gaming
innovation

9 August 2011

Mr. David Gavagan
Rathslevin 121
The Rise, Mt. Merrion
Dublin

Dear David,

RE: Interim Chief Executive Officer Arrangements

I refer to my letter to you dated 12 August 2010 as extended on 8 November 2010, 12 February 2011 and 10 May 2011 (the "Letter") regarding the arrangements for you to assume the position of Interim Chief Executive Officer of CryptoLogic Limited. Under the terms of the Letter, as extended, these arrangements were set to expire on 30 September 2011.

The Board, in the exercise of its sole discretion, has decided to extend these arrangements and the terms of the Letter until the completion of the audit of the 2011 fiscal year results. All other terms of the Letter remain the same.

If this extension is acceptable to you, please sign the attached copy of this letter and return it to John Loughrey.

Yours sincerely,

James

James Wallace
Chairman, Remuneration Committee

I agree to the above and accept the extension of the Letter to 30 September 2011.

Signed ______________________
David Gavagan

Date: 9 August 2011